TORCHMARK CORPORATION
COMPUTATION OF RATIO OF EARNINGS
(Dollar amounts in thousands)

Exhibit 12.1

	Six Months Ended June 30,		Year Ended December 31,
	2017	2018	2013	2014	2015	2016	2017
Earnings:
Pre-tax earnings(1)	$439,706	$393,667	$830,648	$772,235	$766,187	$784,677	$755,315
Fixed charges	44,715	42,682	86,659	85,497	78,860	77,515	81,807
Earnings before fixed charges	$484,421	$436,349	$917,307	$857,732	$845,047	$862,192	$837,122

Fixed charges:
Interest expense(2)	$43,499	$41,349	$83,501	$82,153	$75,286	$74,862	$79,187
Amortization of bond issue costs	534	506	1,031	1,192	1,356	1,264	1,274
Estimated interest factor of rental expense	682	827	2,127	2,152	2,218	1,389	1,346
Total fixed charges	$44,715	$42,682	$86,659	$85,497	$78,860	$77,515	$81,807

Ratio of earnings to fixed charges	10.2	10.8	10.2	11.1	10.7	10.0	10.6

Earnings before fixed charges	$484,421	$436,349	$917,307	$857,732	$845,047	$862,192	$837,122
Interest credited for deposit products	29,782	30,569	61,039	62,503	65,172	68,718	70,555
Adjusted earnings before fixed charges	$514,203	$466,918	$978,346	$920,235	$910,219	$930,910	$907,677

Fixed charges	$44,715	$42,682	$86,659	$85,497	$78,860	$77,515	$81,807
Interest credited for deposit products	29,782	30,569	61,039	62,503	65,172	68,718	70,555
Adjusted fixed charges	$74,497	$73,251	$147,698	$148,000	$144,032	$146,233	$152,362

Ratio of earnings to fixed charges including interest
credited on deposit products as a fixed charge	6.4	6.9	6.0	6.4	6.3	6.2	6.6

Rental expense	$2,068	$2,507	$6,446	$6,520	$6,722	$4,210	$4,079

Estimated interest factor of rental expense (33%)	$682	$827	$2,127	$2,152	$2,218	$1,389	$1,346

(1) Pre-tax earnings (2014 and 2013) have been retrospectively adjusted to give effect to the adoption of new accounting guidance in 2015 as described in Note 1-Significant Accounting Policies under the caption "Low-Income Housing Tax Credit Interests" in the FY 2015 10-K. It has also been retrospectively adjusted for Discontinued Operations as described in Note 6 of the aforementioned 10-K.

(2) There was no interest capitalized in any period indicated.